UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Announces Sale of International Online Program Management Business, Pearson Online Learning Services

LONDON, 21 March 2023: In August 2022, Pearson plc, the world's leading learning company, announced a strategic review of its international Online Program Management ('OPM') business, Pearson Online Learning Services ('POLS').

Today, Pearson announces that it has agreed to sell POLS to Regent, a global private equity firm focused on acquiring businesses and deploying its strategic and operational expertise to fuel growth and innovation. The sale of this business concludes the strategic review and demonstrates further progress in reshaping Pearson's portfolio towards future growth opportunities centered around lifelong learning.

The consideration to be received by Pearson is deferred and comprises:

●       Each year, for a period of 6-years from completion of the transaction, 27.5% of POLS positive Adjusted EBITDA in each calendar year (pro-rated where only a portion of a calendar year falls within the period). Pearson will not share in any loss making periods;
●       A further contingent payment equal to 27.5% of the proceeds received by Regent in relation to any monetisation event of POLS following completion of the transaction1.

When received, the proceeds of this transaction will be used for general corporate purposes within Pearson's capital allocation framework.

The POLS business had gross assets of £113m and net assets of £78m as at 31 December 20222. The business, which excludes Pearson's contract with ASU, generated £155m of revenue and £26m of adjusted operating losses in 2022 with around £5m of stranded costs, which have now been eliminated. Statutory losses before tax, which include restructuring, intangible and finance charges, were £52m in 2022. The impact of the sale on Pearson's 2023 adjusted operating profit will be dependent upon the timing of transaction completion but is likely to be immaterial.

Morgan Stanley acted as financial adviser and Freshfields Bruckhaus Deringer acted as legal adviser to Pearson on this transaction.

---ENDS---

Notes

The disposal constitutes a Class 2 transaction for the purposes of the Listing Rules

(1) The aggregate consideration receivable has been capped at 24.99% of Pearson's market capitalisation as at 20 March 2023 and, accordingly, the transaction does not require approval of Pearson shareholders
(2) Gross asset value and net asset value figures for POLS are unaudited as at 31 December 2022

Contacts:
Investor Relations Jo Russell +44 (0) 7785 451 266 / James Caddy +44 (0) 7825 948 218 / Gemma Terry +44 (0) 7841 363 216
Teneo Charlie Armitstead +44 (0) 7703 330 269

About Pearson
At Pearson, our purpose is simple: to add life to a lifetime of learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our c.20,000 Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's leading learning company, serving customers in most countries and territories around the world with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com

About Regent
Regent is a global private equity firm focused on acquiring businesses and deploying its strategic and operational expertise to fuel growth and innovation. Since its inception, Regent has acquired businesses from leading Fortune 500 and large-cap companies including Caterpillar, Arcelor Mittal, eBay, Ralph Lauren, Hanes Brands, Tegna, L Brands and Hain Celestial among others.  Regent's portfolio includes companies in the media, technology, industrial and retail sectors across Europe, Asia and the Americas. More information is available at www.regentlp.com.

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 21 March 2023
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary